

Mail Stop 6010

December 4, 2007

Mr. Michael A. Sicuro
Chief Financial Officer
Asyst Technologies, Inc.
46897 Bayside Parkway
Fremont, CA 94538

> **Re:** **Asyst Technologies, Inc.**
> **Form 10-K as of March 31, 2007**
> **Form 10-K as of March 31, 2006**
> **File No. 000-22430**

Dear Mr. Sicuro:

      We have reviewed your response to our comment letter dated September 28, 2007 and have the following comment. As indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended March 31, 2006</u>

1.   Please amend the footnotes to the audited financial statements to disclose restated stock compensation cost for each annual period prior to the most recent three years presented in the filing, as should have been reported under paragraph 45.c.2 of FASB Statement No. 123. The total of the restated stock-based compensation cost should be reconciled to the disclosure of the cumulative adjustment to opening retained earnings. Refer to the sample letter sent in response to inquiries related to filing restated financial statements for errors in accounting for stock option grants available at http://sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm.

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        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        You may contact me at (202) 551-3605 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding this comment. Please do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

                                                Sincerely,

                                                Gary Todd
                                                Review Accountant